Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi to Acquire Bioverativ for $11.6 Billion

*	Expands Sanofi’s presence in specialty care and strengthens leadership in rare diseases

*	Adds leader in the growing hemophilia market and provides platform for expansion in other rare blood disorders

*	Drives meaningful shareholder value with ROIC expected to exceed cost of capital within three years

*	Enhances Sanofi’s sustainable revenue and earnings growth

*	Provides immediate Business EPS accretion[1]

Paris (France) and Waltham, Mass. – January 22, 2018 – Sanofi and Bioverativ Inc., a biopharmaceutical company focused on therapies for hemophilia and other rare blood disorders, have entered into a definitive agreement under which Sanofi will acquire all of the outstanding shares of Bioverativ for $105 per share in cash, representing an equity value of approximately $11.6 billion (on a fully diluted basis). The transaction was unanimously approved by both the Sanofi and Bioverativ Boards of Directors.

“With Bioverativ, a leader in the growing hemophilia market, Sanofi enhances its presence in specialty care and leadership in rare diseases, in line with its 2020 Roadmap, and creates a platform for growth in other rare blood disorders. Together, we have a great opportunity to bring innovative medicines to patients worldwide, building on Bioverativ’s success in driving new standards of care with its extended half-life factor replacement therapies,” commented Olivier Brandicourt, Sanofi’s Chief Executive Officer. “Combined, we will continue to leverage our scientific know-how, disciplined focus and development expertise that best position us to drive value for our shareholders and create breakthrough treatments for patients.”

Bioverativ Chief Executive Officer, John Cox, noted, “Bioverativ was created to bring meaningful progress to people living with hemophilia and other rare blood disorders, and I am extremely proud of the accomplishments we’ve made toward that mission over the past year. We have expanded upon the success of Eloctate and Alprolix, which are making a difference in the lives of people with hemophilia every day, and built a pipeline of novel programs for people with rare blood disorders. Sanofi brings proven capabilities and a global infrastructure, which we believe will help to more rapidly expand access to our medicines globally and further our mission of transforming the lives of people with rare blood disorders. Our Chairman, Brian Posner, our entire Board and I strongly believed our spin-off would create meaningful value for shareholders, and this transaction delivers tremendous value for the shareholders who have invested in and supported our mission.”

[1]	Business EPS is a non-GAAP financial measure (see appendix to Sanofi quarterly financial release for definitions)

Creating a Leading Hemophilia Portfolio

With approximately $10 billion in annual sales and 181,0002 people affected worldwide, hemophilia represents the largest market for rare diseases and is expected to grow above 7%3 per year through 2022. Treatment options for patients are shaped by shifting standards of care worldwide and include prophylaxis and extended half-life products, and the development and adoption of innovative therapies.

Bioverativ’s extended half-life therapies, Eloctate® [Antihemophilic Factor VIII (Recombinant), Fc Fusion Protein] and Alprolix® [Coagulation Factor IX (Recombinant), Fc Fusion Protein] for the treatment of hemophilia A and B, respectively, represented the first major advancements in the hemophilia market in nearly two decades when launched. In 2016, Bioverativ generated $847 million in sales and $41 million in royalties.

Bioverativ currently markets the two products in the United States, Japan, Canada and Australia, and plans to expand into additional geographies. The therapies are also commercialized in the European Union and other countries under a collaboration agreement.

Sanofi believes factor replacement therapy will remain the standard of care in hemophilia for many years due to excellent safety and its increasingly superior long-acting profile. Sanofi will be able to leverage Bioverativ’s clinical expertise and existing commercial platform to advance fitusiran, an investigational RNA interference (RNAi) therapeutic for hemophilia A and B, with or without inhibitors. Sanofi recently announced a restructuring of its rare disease alliance with Alnylam Pharmaceuticals, with Sanofi obtaining global development and commercialization rights to fitusiran.

Strengthening Sanofi’s Specialty Care Portfolio

One of the priorities of Sanofi’s 2020 roadmap is to “Reshape the Portfolio” and focus on areas where the company currently has, or can effectively build, a leadership position. The addition of Bioverativ supports this priority by adding to our portfolio a differentiated offering of innovative therapies and providing a platform for growth in rare blood disorders, which will expand our presence in specialty care, further strengthen our leadership position in rare diseases and meet the needs of the patient community.

Beyond its two marketed products, Bioverativ’s pipeline includes a program in Phase 3 testing for cold agglutinin disease, and early stage research programs and collaborations in hemophilia, and other rare blood disorders, including sickle cell disease and beta thalassemia. Sanofi’s R&D organization will support Bioverativ in bringing these important therapies to patients faster. Furthermore, Sanofi’s global presence, proven expertise and success in launching specialty medicines, and established footprint in key emerging markets will help Bioverativ fully capitalize on growth opportunities for Bioverativ’s current and future products.

Delivering Shareholder Value

The addition of Bioverativ is expected to drive meaningful value for Sanofi’s shareholders, with strong cash flows from Bioverativ’s growing products expected to increase Sanofi’s financial and operational scale. The acquisition is expected to be immediately accretive to Sanofi’s Business EPS in FY2018 and up to 5% accretive in FY2019. Sanofi is also projected to achieve ROIC in excess of cost of capital within three years. Sanofi expects to preserve its strong credit rating.

[2]	Source: WFH 2016, MRB 2016, ATHN 2016, Evaluate Pharma

Note that the total estimated population with hemophilia is larger at ~400,000 estimated patients versus ~181,000 identified patients

[3]	Source: WFH 2016, MRB 2016, ATHN 2016, Evaluate Pharma

Transaction Terms

Under the terms of the merger agreement, Sanofi will commence a tender offer to acquire all of the outstanding shares of Bioverativ common stock at a price of $105 per share in cash. The $105 per share acquisition price represents a 64 percent premium to Bioverativ’s closing price on January 19, 2018.

The consummation of the tender offer is subject to various conditions, including the tender of at least a majority of the outstanding Bioverativ shares, redelivery of a tax opinion delivered at signing, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals, and other customary conditions. Following the successful completion of the tender offer, a wholly owned subsidiary of Sanofi will merge with Bioverativ and the outstanding Bioverativ shares not tendered in the tender offer will be converted into the right to receive the same $105 per share in cash paid in the tender offer. The tender offer is expected to commence in February 2018.

Sanofi plans to finance the transaction with a combination of cash on hand and through new debt to be raised. The tender offer is not subject to any financing condition. Subject to the satisfaction or waiver of customary closing conditions, the transaction is expected to close within three months.

Lazard is acting as exclusive financial advisor to Sanofi. Guggenheim Securities and J.P. Morgan Securities LLC are acting as financial advisors to Bioverativ. Weil, Gotshal & Manges LLP is serving as legal counsel to Sanofi. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Bioverativ.

Conference Call

Sanofi will host a webcast live on Sanofi’s website at 2:00 pm CET/8:00 am EST on Monday, January 22, 2018. The webcast details and full presentation will be made available on Sanofi’s Investor Relations webpage.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Bioverativ

Bioverativ (NASDAQ: BIVV) is a global biopharmaceutical company dedicated to transforming the lives of people with hemophilia and other rare blood disorders through world-class research, development and commercialization of innovative therapies. Launched in 2017 following separation from Biogen Inc., Bioverativ builds upon a strong heritage of scientific innovation and is committed to actively working with the blood disorders community. The company’s mission is to create progress for patients where they need it most and its hemophilia therapies when launched represented the first major advancements in hemophilia treatment in more than two decades. For more information, visit www.Bioverativ.com or follow @Bioverativ on Twitter.

Sanofi contacts Media Relations Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com Bioverativ contacts	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com
Media Relations Tracy Vineis Tel.: +1 781-663-4350 media@Bioverativ.com	Investor Relations Samuel Chase Tel.: +1 781-663-4360 IR@Bioverativ.com

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s and Bioverativ’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi and Bioverativ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s and Bioverativ’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Bioverativ respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, risks associated with intellectual property, including the ability to protect intellectual property and defend patents, future litigation, the future approval and commercial success of therapeutic alternatives, and volatile economic conditions. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016, and the current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Bioverativ with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Bioverativ do not undertake any obligation to update or revise any forward-looking information or statements.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Bioverativ common stock (“Bioverativ”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Bioverativ, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and Bioverativ will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF BIOVERATIV ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT BIOVERATIV STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of BIOVERATIV at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.